Filed by 4D Pharma plc pursuant to

Rule 425 under the Securities Act of 1933

Form F-4 File No.: 333-250986

Subject Company:

Longevity Acquisition Corp.

(Commission File No. 001-38637)

Result of General Meeting

4D pharma and Longevity Acquisition Corporation receive shareholder approval to complete business combination

4D pharma ADSs expected to commence trading on NASDAQ under ticker symbol 'LBPS' effective 22 March 2021

Leeds, UK - 18 March 2021 - 4D pharma plc (AIM: DDDD) ("4D" or the "Company") announces that, at the General Meeting held earlier today in connection with the proposed business combination of 4D pharma and Longevity Acquisition Corporation (NASDAQ: LOAC) ("Longevity"), details of which were announced on 22 October 2020 (the "Merger"), all resolutions were duly passed. 4D pharma has therefore received approval from its shareholders to issue the 31,050,530 ordinary shares and the New Warrants (as defined in the Circular posted to shareholders on 26 February 2021) required to complete the Merger.

4D shareholders also passed all resolutions required to enable the proposed issue of 15,713,309 ordinary shares in the capital of the Company in connection with the private placement to raise approximately $24.03 million (£17.29 million), details of which were announced on 17 March 2021.  In addition, Duncan Peyton (Chief Executive Officer) and Alex Stevenson (Chief Scientific Officer) intend to subscribe for, in aggregate, $2.0 million (£1.44 million) once the Company has released the results for the year ended 31 December 2020, expected to be on or around 25 March 2021.

The Company also notes that Longevity shareholders approved the Merger at the Longevity Special Meeting on 17 March 2021.

Upon completion of the Merger, which is expected to occur on 22 March 2021, 4D American Depositary Shares ("ADSs") will commence trading on the NASDAQ Global Market under the ticker 'LBPS'.  4D ordinary shares will continue to be admitted to trading on AIM under the ticker 'DDDD'.

About 4D pharma

Founded in February 2014, 4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma's Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has six clinical programmes, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA (pembrolizumab) in solid tumours, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumours, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, a Phase II study of MRx-4DP0004 in patients hospitalised with COVID-19, and Blautix® in Irritable Bowel Syndrome (IBS) which has completed a successful Phase II trial. Preclinical-stage programmes include candidates for CNS disease such as Parkinson's disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

For more information, refer to https://www.4dpharmaplc.com

Contact Information:

4D pharma

Investor Relations: ir@4dpharmaplc.com

N+1 Singer - Nominated Adviser and Joint Broker +44 (0)20 7496 3000

Philip Davies / Iqra Amin / James Fischer (Corporate Finance)

Tom Salvesen (Corporate Broking)

Bryan Garnier & Co. Limited - Joint Broker +44 (0)20 7332 2500

Dominic Wilson / Phil Walker

Stern Investor Relations, Inc. +1-212-362-1200

Julie Seidel Julie.seidel@sternir.com

Image Box Communications +44 (0)20 8943 4685

Neil Hunter / Michelle Boxall

neil@ibcomms.agency / michelle@ibcomms.agency

Forward-Looking Statements

This press release contains "forward-looking statements." All statements other than statements of historical fact contained in this announcement, including without limitation statements regarding timing of the merger are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are often identified by the words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," "may," "estimate," "outlook" and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company's current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company's forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control, and assumptions that could cause actual results to differ materially from the Company's historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company's business, including the satisfaction of conditions to closing of the merger and those additional risks and uncertainties described the documents filed by the Company with the US Securities and Exchange Commission ("SEC"), should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Additional Information about the Transaction and Where to Find it

This press release is being made in respect of a proposed business combination involving 4D and Longevity. Following the announcement of the proposed business combination, 4D filed a registration statement on Form F-4 (the "Registration Statement") with the SEC which was declared effective on February 25, 2021. This press release does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Registration Statement includes a prospectus with respect to 4D's ordinary shares and ADSs to be issued in the proposed transaction and a proxy statement of Longevity in connection with the merger. The proxy statement/prospectus has been mailed to the Longevity shareholders on or about February 26, 2021. 4D and Longevity also plan to file other documents with the SEC regarding the proposed transaction.

This press release is not a substitute for any prospectus, proxy statement or any other document that 4D or Longevity may file with the SEC in connection with the proposed transaction. Investors and security holders are urged to read the Registration Statement and, when they become available, any other relevant documents that will be filed with the SEC carefully and in their entirety because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC without charge, at the SEC's website (www.sec.gov) or by calling +1-800-SEC-0330.